SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 4
                                     TO
                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                      PEEKSKILL FINANCIAL CORPORATION
                              (Name of Issuer)

                        Common Stock, Par Value $.01
                       (Title of Class of Securities)

                                 705385102
                               (CUSIP Number)

                              Simeon Brinberg
                            60 Cutter Mill Road
                         Great Neck, New York 11021
                               (516) 466-3100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 26, 1999
                       (Date of Event Which Requires
                         Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )



-------------------------------------------------------------------------------
 CUSIP No. 705385102       13D
-------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSONS
    Gould Investors L.P.

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-2763164
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------

 NUMBER OF                7           SOLE VOTING POWER          264,000

 SHARES                 -------------------------------------------------------

 BENEFICIALLY             8           SHARED VOTING POWER        -0-

 OWNED BY               -------------------------------------------------------

 EACH                     9           SOLE DISPOSITIVE POWER     264,000

 REPORTING              -------------------------------------------------------

 PERSON WITH             10           SHARED DISPOSITIVE POWER   -0-

-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    264,000
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       ( )
-------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.29%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
    PN
-------------------------------------------------------------------------------



 1  NAME OF REPORTING PERSONS
    GIT Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3009470
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (x)
                                                     (b) ( )
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                             ( )
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
-------------------------------------------------------------------------------

 NUMBER OF                 7        SOLE VOTING POWER          2,500
                           ----------------------------------------------------
 SHARES                    8        SHARED VOTING POWER        -0-
                           ----------------------------------------------------
 BENEFICIALLY              9        SOLE DISPOSITIVE POWER     2,500
                           ----------------------------------------------------
 OWNED BY                 10        SHARED DISPOSITIVE POWER   -0-
                           ----------------------------------------------------
 EACH

 REPORTING

 PERSON WITH

-------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500
-------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     ( )
-------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%
-------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    EP
-------------------------------------------------------------------------------



 1  NAME OF REPORTING PERSONS
    BRT Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3009466
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
-------------------------------------------------------------------------------

 3  SEC USE ONLY
-------------------------------------------------------------------------------

 4  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                 ( )
-------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
-------------------------------------------------------------------------------

 NUMBER OF             7          SOLE VOTING POWER          2,500
                       --------------------------------------------------------
 SHARES                8          SHARED VOTING POWER        -0-
                       --------------------------------------------------------
 BENEFICIALLY          9          SOLE DISPOSITIVE POWER     2,500
                       ---------------------------------------------------------
 OWNED BY             10          SHARED DISPOSITIVE POWER   -0-
                       ---------------------------------------------------------
 EACH

 REPORTING

 PERSON WITH
 -------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500
-------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                      ( )
-------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%
-------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    EP
-------------------------------------------------------------------------------


 1  NAME OF REPORTING PERSONS
    REIT Management Corp. Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3010579
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
-------------------------------------------------------------------------------

 3  SEC USE ONLY
-------------------------------------------------------------------------------

 4  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )
-------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
-------------------------------------------------------------------------------

 NUMBER OF             7          SOLE VOTING POWER          2,500
                       --------------------------------------------------------
 SHARES                8          SHARED VOTING POWER        -0-
                       --------------------------------------------------------
 BENEFICIALLY          9          SOLE DISPOSITIVE POWER     2,500
                       --------------------------------------------------------
 OWNED BY             10          SHARED DISPOSITIVE POWER   -0-
                       --------------------------------------------------------
 EACH

 REPORTING

 PERSON WITH
-------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500
-------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     ( )
-------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%
-------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    EP
-------------------------------------------------------------------------------


 1  NAME OF REPORTING PERSONS
    REIT Management Corp. Profit Sharing Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-6382361
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
-------------------------------------------------------------------------------

 3  SEC USE ONLY
-------------------------------------------------------------------------------

 4  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                             ( )
-------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
-------------------------------------------------------------------------------

 NUMBER OF            7           SOLE VOTING POWER          2,500
                      ---------------------------------------------------------
 SHARES               8           SHARED VOTING POWER        -0-
                      ---------------------------------------------------------
 BENEFICIALLY         9           SOLE DISPOSITIVE POWER     2,500
                      ---------------------------------------------------------
 OWNED BY            10           SHARED DISPOSITIVE POWER   -0-
                      ---------------------------------------------------------
 EACH

 REPORTING

 PERSON WITH
-------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500
-------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       ( )
-------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%
-------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    EP
-------------------------------------------------------------------------------



 1  NAME OF REPORTING PERSONS
    BRT Realty Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #13-2755856
-------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
-------------------------------------------------------------------------------

 3  SEC USE ONLY
-------------------------------------------------------------------------------

 4  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )
-------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Massachusetts
--------------------------------------------------------------------------------

 NUMBER OF          7           SOLE VOTING POWER           -0-
                    ------------------------------------------------------------
 SHARES             8           SHARED VOTING POWER         -0-
                    ------------------------------------------------------------
 BENEFICIALLY       9           SOLE DISPOSITIVE POWER      -0-
                    ------------------------------------------------------------
 OWNED BY          10           SHARED DISPOSITIVE POWER    -0-
                    ------------------------------------------------------------
 EACH

 REPORTING

 PERSON WITH
-------------------------------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-
-------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                      ( )
-------------------------------------------------------------------------------

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%
-------------------------------------------------------------------------------

 14 TYPE OF REPORTING PERSON
    OO
-------------------------------------------------------------------------------



 This Amendment amends and supplements the Statement on Schedule 13D filed on June 5, 1998, amended by Amendment No. 1 filed on July 6, 1998, Amendment No.2 filed on January 5, 1999 and Amendment No.3 filed on January 13, 1999, relating to the common stock, $.01 par value (the "Common Stock"), of Peekskill Financial Corporation, a Delaware corporation (the "Company").


 ITEM 4. PURPOSE OF THE TRANSACTION.

 Item 4 is hereby amended by adding the following:

    The Reporting Persons have determined that they will tender all of their shares of Common Stock in the Company's Dutch Auction Self Tender Offer (the "Self Tender Offer") that expires on January 27, 1999. The decision to tender is based primarily on a determination that the relative illiquidity of the Common Stock will only be exacerbated if the Company is successful in whole or in part in purchasing shares of Common Stock pursuant to the Self Tender Offer.

    BRT has not withdrawn its Proposal and intends to continue to seek to enter into discussions with the Company concerning that Proposal. BRT reserves the right, however, to withdraw the Proposal at any time.

     Each of the Reporting Persons intends to continually assess the market for the purchase and sale of shares of Common Stock. Any of the Reporting Persons may purchase additional shares of Common Stock from time to time in the open market, in private transactions or otherwise, subject to regulatory approval requirements, but they currently do not intend to increase their aggregate percentage ownership interest above ten percent of such outstanding shares. Moreover, depending upon such continuing assessment and future developments, the Reporting Persons may also determine, from time to time or at any time, to sell or otherwise dispose of some or all of their holdings of shares of Common Stock. In making any such determination, the Reporting Persons will consider the Company's operating performance and future prospects, as well as other business opportunities available to them, general economic conditions, and money and stock market conditions.

    The Reporting Persons reserve the right to pursue other possible courses of action with respect to the Company including seeking representation on the Company's Board of Directors. However, no decision as to any such course of action has been made.

    Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of Reporting Person's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
 Item 4 of Schedule 13D.



                                 SIGNATURE


    After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:     January 26, 1999

                                       GOULD INVESTORS L.P.
                                       BY GEORGETOWN PARTNERS, INC.

                                       MANAGING GENERAL PARTNER

                                       By: /s/ Simeon Brinberg
                                          -------------------------------
                                          Name:  Simeon Brinberg
                                          Title: Senior Vice President

   REIT MANAGEMENT CORP.               GIT PENSION TRUST
   PENSION TRUST

   By: /s/ Simeon Brinberg             By: /s/ Simeon Brinberg
      ---------------------------        -------------------------------
      Name:  Simeon Brinberg             Name:  Simeon Brinberg
      Title: Trustee                     Title: Trustee

   REIT MANAGEMENT CORP.               BRT PENSION TRUST
   PROFIT SHARING TRUST

   By: /s/ Simeon Brinberg             By: /s/ Simeon Brinberg
      ---------------------------        -------------------------------
      Name:  Simeon Brinberg             Name:  Simeon Brinberg
      Title: Trustee                     Title: Trustee

   BRT REALTY TRUST

   By: /s/ Jeffrey A. Gould
      ---------------------------
      Name:  Jeffrey A. Gould
      Title: President